News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES APPOINTMENT OF VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

CALGARY, August 25, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced the appointment of Mr. R. J. (Jim) Brown, CA as Vice President and Chief Financial Officer of the Fording Canadian Coal Trust effective October 3, 2005. Mr. Brown will also be appointed Vice President and CFO of the Elk Valley Coal Partnership by its managing partner, Teck Cominco Coal Partnership.

Mr. Brown will replace Mr. Ron Millos, who is returning to Teck Cominco Limited as Senior Vice President, Finance and CFO to take the place of Mr. John Taylor, who is retiring.

Mr. Brown brings over 28 years of senior financial experience primarily in the oil and gas industry, most recently as Vice President, Finance and CFO of High Point Resources Inc. Mr. Brown holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant.  He serves as a director for several public companies and is a member and past Chapter President of Financial Executives International Canada.

“We look forward to having Jim Brown join our management team,” said Michael Grandin, Chairman and Chief Executive Officer of the Trust. “We would also like to acknowledge the many contributions which Ron has made to the success of our organizations and wish him every success in his new role at Teck Cominco.”

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca